FOR IMMEDIATE RELEASE	News
January 7, 2013	Nasdaq Capital Market- GTIM

GOOD TIMES RESTAURANTS INC.  ANNOUNCES PURCHASE OF TOP FRANCHISE RESTAURANT

(GOLDEN, CO)  Good Times Restaurants Inc. (GTIM) today announced it has acquired the real and personal property related to a high volume restaurant that has been operated by one of its franchisees for a total purchase price of $1,250,000.

Boyd Hoback, President and CEO said “This was a great opportunity for our franchisee to take advantage of 2012 tax rates and create a liquidity event based on the hard work he’s put in over the last several years. It’s a great opportunity for us to acquire at a reasonable cost a high volume, very profitable restaurant that has been maintained and operated at a very high level.”

The Company said it plans to sell the real estate underlying the restaurant in a sale leaseback transaction that it anticipates will yield approximately $1.1m in net proceeds.  Hoback added, “Our return on investment on the operating asset investment will be far in excess of what we could expect to earn on a new restaurant, even net of the royalties we were receiving from our franchisee.  It will be immediately accretive and is a part of the overall rationalization of our existing store base to maximize current and future profitability, including the recent sale a few underperforming stores for cash, reimaging and remodeling of older stores and preparing to build new stores in the Colorado market as opportunities become available.”

The Company also announced it expects to close on another sale leaseback transaction next week that, in combination with the sale leaseback of the recently purchased franchise restaurant, will enable it to pay down all of its remaining term debt.

Good Times is a regional chain of quick service restaurants located primarily in Colorado providing a menu of high quality all natural hamburgers, 100% breast of chicken sandwiches, fresh frozen custard, fresh cut fries, fresh squeezed lemonades and other unique offerings.  Good Times currently operates and franchises 39 restaurants.

This press release contains forward looking statements within the meaning of federal securities laws.  The words “intend,” “may,” “believe,” “will,” “should,” “anticipate,” “expect,” “seek” and similar expressions are intended to identify forward looking statements.  These statements involve known and unknown risks, which may cause Good Times’ actual results to differ materially from results expressed or implied by the forward looking statements.  These risks include such factors as the uncertain nature of current restaurant development plans and the ability to implement those plans, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the “Risk Factors” section of Good Times’ Annual Report on Form 10-K for the fiscal year ended September 30, 2012 filed with the SEC.  Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.

INVESTOR RELATIONS CONTACTS:

Good Times Restaurants Inc.

Boyd E. Hoback, President and CEO, 303/384-1411

Christi Pennington, Executive Assistant, 303/384-1440